                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                   ----------------------------------------
                   HEIDRICK & STRUGGLES INTERNATIONAL, INC.
                   ----------------------------------------
                               (Name of Issuer)


                                 Common Stock
                       --------------------------------
                        (Title of Class of Securities)


                                  422819102
                       --------------------------------
                                (CUSIP NUMBER)


                            Eminence Capital, LLC
                               200 Park Avenue
                                  Suite 3300
                           New York, New York 10166


                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               -with copies to-


                         Michael G. Tannenbaum, Esq.
                Tannenbaum Helpern Syracuse & Hirschtritt LLP
                        900 Third Avenue - 13th Floor
                           New York, New York 10022
                                (212) 508-6700


                                June 13, 2002
                        -----------------------------
                        (Date of event which requires
                          filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                             (Page 1 of 5 Pages)

CUSIP NO. 422819102                                       Page 2 of 5
         ---------------------       13D
 ----------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Eminence Capital, LLC
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [ ]
          (b)  [ ]

 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS

          WC
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    1,686,600 shares
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     0 shares
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  1,686,600 shares
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0 shares
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,686,600
 -----------------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.32% of Common Stock
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON
          OO
 -----------------------------------------------------------------------------


                             (Page 2 of 5 Pages)

CUSIP No. 422819102                  SCHEDULE 13D
                                     ------------

ITEM 1.   SECURITY AND ISSUER.
-------

Security: Common Stock

Issuer:   Heidrick & Struggles International, Inc.
          233 South Wacker Drive - Suite 4200
          Chicago, IL 60606-6303

ITEM 2.   IDENTITY AND BACKGROUND.
-------

          (a) Eminence Capital, LLC ("Eminence")

          (b) 200 Park Avenue, Suite 3300, New York, New York 10166

          (c) Eminence serves as an investment manager to domestic and off-shore investment vehicles.

          (d) - (e) During the last five years, neither Eminence nor any of its principals, to the best of their knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) New York

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------

          All of the shares of the Issuer were acquired through working capital of the investment vehicles managed by Eminence.

ITEM 4    PURPOSE OF TRANSACTION
------

          Eminence intends to evaluate the business and business prospects of the Issuer and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with management and other shareholders of the Issuer.

          Other than as described above, Eminence does not have any plans or proposals which would result in any of the following:

          a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                              (Page 3 of 5 Pages)

         b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         e. any material change in the present capitalization or dividend policy of the Issuer;

         f. any other material change in the Issuer's business or corporate structure;

         g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j. any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) - (b) As the holder of sole voting and investment authority over the shares owned by its advisory clients, Eminence may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,686,600 shares representing approximately 9.32% of the outstanding shares of the Issuer (based upon 18,091,403 shares outstanding as of May 10, 2002, as reported on the latest 10-Q of the Issuer). Eminence disclaims any economic interest or beneficial ownership of the shares covered by this Statement.


                              (Page 4 of 5 Pages)

         (c)


      DATE              AMOUNT OF SECURITIES                PRICE/SHARE                     TYPE

    5/10/02                                 33,000           $19.1061               Open-market purchase
    5/13/02                                  7,000           $19.5000               Open-market purchase
    5/20/02                                 45,000           $21.6000               Open-market purchase
    5/21/02                                  2,800           $21.6500               Open-market purchase
    5/22/02                                 12,200           $21.7082               Open-market purchase
    5/28/02                                  5,200           $20.8565               Open-market purchase
     6/3/02                                 75,300           $20.3917               Open-market purchase
     6/4/02                                 19,500           $19.8487               Open-market purchase
     6/5/02                                 25,000           $19.3000               Open-market purchase
     6/5/02                                 15,000           $19.2500               Open-market purchase
     6/6/02                                 35,000           $19.1441               Open-market purchase
     6/7/02                                  7,000           $18.8906               Open-market purchase
    6/10/02                                 28,000           $18.9771               Open-market purchase
    6/11/02                                  7,800           $18.7488               Open-market purchase
    6/12/02                                  5,600           $18.6684               Open-market purchase
    6/13/02                                 13,200           $18.7355               Open-market purchase

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER
---------------------------

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  Date:  June 17, 2002


                                                  EMINENCE CAPITAL, LLC

                                                  By: /s/Ricky C. Sandler
                                                      ---------------------
                                                  Name:  Ricky C. Sandler
                                                  Title: Managing Member

                              (Page 5 of 5 Pages)